DISCOVERY LABORATORIES, INC.
2600 Kelly Rd, Suite 100
Warrington, PA 18976
P - 215.488.9443
F - 215.488.9557
www.discoverylabs.com

February 10, 2014

Christina M. De Rosa
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Discovery Laboratories, Inc.
Registration Statement on Form S-3
Filed January 22, 2014 (File No. 333-193490)

Dear Ms. De Rosa:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, Discovery Laboratories, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3, File No. 333-193490, be accelerated to 4:30 p.m. (New York time), February 12, 2014, or as soon thereafter as is practicable.

In connection with this letter, the Company acknowledges that:

•            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DISCOVERY LABORATORIES, INC.

/s/ Mary B. Templeton
Mary B. Templeton
Senior Vice President, General Counsel and Corporate Secretary

Cc: Ira L. Kotel